Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago, November 27, 2024

Messrs.

Commission for the Financial Market (Comisión para el Mercado Financiero)

To whom it may concern,

The undersigned, on behalf of the non-public corporation named Celulosa Arauco y Constitución S.A. (“Arauco” or the “Company”), Chilean Tax Identification No. 93,458,000-1, both domiciled in the Metropolitan Region of Santiago, Chile, Avenida El Golf No. 150, 14th Floor, Commune of Las Condes, duly empowered by the Board of Directors for these purposes, hereby communicates the following material information in relation to the Company, its business, its public securities or the offering thereof, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by the Commission for the Financial Market (the “Commission”):

As of the date hereof, the Company has placed sustainable bonds in the local market, which were issued in dematerialized and bearer form. Their most relevant conditions are the following:

1. A) “AC” Series Bonds, for an aggregate amount of 1,000,000 Unidades de Fomento (“UF”), maturing on October 30, 2031. Interest will accrue as of October 30, 2024 and will be payable semi-annually on April 30 and October 30 of each year, commencing on April 30, 2025. The principal will be payable in 8 installments, to be paid bi-annually on April 30 and October 30 of each year, starting April 30, 2028.

The offering was placed at a placement rate (“tasa de colocación”) of 3.05% per annum.

The “AC” Series Bonds will accrue over the outstanding principal thereof denominated in UF a coupon interest of 3.20% per annum, compounded, overdue and calculated over the basis of two equal semesters of 180 days, equivalent to a rate of 1.5874% per semester.

B) “AE” Series Bonds, for an aggregate amount of 9,000,000 UF maturing on October 30, 2044. Interest will accrue as of October 30, 2024, and will be payable semi-annually on April 30 and October 30 of each year, commencing on April 30, 2025. The principal will be payable in one installment on October 30, 2044.

The offering was placed at a placement rate (“tasa de colocación”) of 2.89% per annum.

The “AE” Series Bonds will accrue over the outstanding principal thereof denominated in UF a coupon interest of 3.10% per year, compounded, overdue and calculated over the basis of two equal semesters of 180 days, equivalent to a rate of 1.5382% per semester.

2. The “AC” Series Bonds have been issued with charge to the Company’s line of bonds registered in the Securities Registry of the Commission under No. 1168, on February 16, 2024, while the “AE” Series Bonds have been issued with charge to the Company’s line of bonds registered in the Securities Registry of the Commission under No. 1169, on February 16, 2024.

In turn, the abovementioned Series “AC” and “AE” were approved by the Board of Directors on November 5, 2024.

3. The “AC” and “AE” Series of Bonds have a local credit rating of AA as per certificates granted by the rating agencies Fitch Chile and Feller Rate.

4. The placement agents were Scotia Corredora de Bolsa Chile Limitada and Santander Corredores de Bolsa Limitada, companies with whom there is no ownership relationship.

5. Other relevant conditions of the abovementioned bonds are the following:

i) Both the Bonds of the Series “AC” and “AE” may be redeemed as of October 30, 2027.

ii) Both the Bonds of the Series “AC” and “AE” will have no guarantee.

iii) The proceeds from the placements of the “AC” and “AE” Series of Bonds will be fully used for general corporate purposes of the Company and/or its subsidiaries.

Regardless of the use of the proceeds abovementioned described, the Bonds are classified as “sustainable” given that, Arauco and/or its subsidiaries will destine an amount equivalent to the proceeds to be obtained of such issuance and placement to finance or refinance, in whole or in part, one or more green and/or social projects selected for the purposes of the issuance in accordance with the Sustainable Financing Framework adopted by the Company and published on its website.

The abovementioned green and/or social projects may include: (i) projects with disbursements made by Arauco and/or any of its subsidiaries within the preceding 24 months as from the issue date of the bonds and (ii) projects with disbursements to be made by Arauco and/or any of its subsidiaries after the referred issuance, and up to the maturity date of the same bonds.

It is estimated that the abovementioned bond placements will have no significant effects on the Company’s financial statements.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Cristián Infante Bilbao

Chief Executive Officer

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago